UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of a letter dated December 1, 2017 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores).

FREE TRANSLATION

Buenos Aires, December 1, 2017

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: Absorption of Sofora Telecomunicaciones S.A.; Nortel Inversora S.A. and Telecom Personal S.A. (the Absorbed Companies) by Telecom Argentina S.A. (the Surviving Company) (The “Reorganization”)

Act of transfer of the operations of the Absorbed Companies to the Surviving Company

Mariano Ibañez, in his character of Chairman of Telecom Argentina S.A. (“Telecom Argentina”) and Baruki Gonzalez, in his character of Chairman of Nortel Inversora S.A. (“Nortel”) and of Telecom Personal S.A. (“Telecom Personal”), are pleased to inform, continuing to what was informed in the note dated last November 27.

In this respect, we inform that having satisfied all of the conditions to which the Reorganization was subject according to Section five of the Preliminary Reorganization Agreement, today we have subscribed along with the Chairman of Sofora Telecomunicaciones S.A. (“Sofora”) the Act of transfer of the operations of the Absorbed Companies to the Surviving Company, which complements the Final Reorganization Agreement subscribed on November 13, 2017.

As a consequence, as contemplated in the Preliminary Reorganization Agreement and in the Final Reorganization Agreement, as of 12:00 am on December 1, 2017, the Reorganization has been effective.

Sincerely,

Telecom Personal S.A.	Telecom Argentina S.A.
Nortel Inversora S.A.	Mariano Ibañez
Baruki Gonzalez	Chairman
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: December 1, 2017	By:	/s/ María Verónica Tuccio
	Name:	María Verónica Tuccio
	Title:	Officer in Charge of Market Relations